Jan R. Hauser Vice President, Controller & Chief Accounting Officer General Electric Company 33-41 Farnsworth Street Boston, MA 02210 T 617 443 3006 F 617 428 8427 jan.hauser@ge.com

Via EDGAR

September 10, 2018

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:     General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed July 27, 2018
File No. 001-00035

Dear Ms. Ravitz:
We are responding to your comment letter dated August 28, 2018, to Jamie S. Miller, Senior Vice President and Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding our response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Management’s Discussion & Analysis of Financial Condition and Results of Operations
Supplemental Information, page 48

1.
We note the revisions made in response to our prior comment 16 in the tables on pages 50 and 51. However, on page 52 you continue to identify GE Industrial costs excluding interest and other financial charges and non-operating benefit costs and the corresponding GE Industrial profit and margin as GAAP measures even though they appear to be non-GAAP measures since they exclude amounts that are included in the most directly comparable GAAP measure. We also note a similar presentation on page 49 as part of your reconciliation of Industrial Structural Costs. Please revise future filings to correctly label the measures as non-GAAP and to provide all of the disclosures required by Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that in future filings we will identify GE Industrial costs excluding interest and other financial charges and non-operating benefit costs and the corresponding GE Industrial profit and margin as non-GAAP measures and will provide all of the disclosures required by Item 10(e) of Regulation S-K.

*******
In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 617-443-3006.
GENERAL ELECTRIC COMPANY

/s/ Jan R. Hauser
Jan R. Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. L. Flannery, Chairman of the Board and Chief Executive Officer
J. S. Miller, Senior Vice President and Chief Financial Officer
C. A. Pereira, Vice President and Chief Corporate, Securities and Finance Counsel and Chairman, Disclosure Committee
W. G. Beattie, Chairman, Audit Committee